Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

December 30, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Readaboo, Inc.
Amendment No. 7 Registration Statement on Form S-1
Filed December 8, 2014
File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

Risk Factors, page 4

Our Independent Registered Public Accounting Firm Has Expressed Substantial Doubt As To Our Ability To Continue As A Going Concern, page 4

1.	We note your disclosure that in their report on your financial statements for the period from September 11, 2013 (inception) to September 30, 2014, your independent accounting firm has expressed substantial doubt as to your ability to continue as a going concern. However, we note that based on your independent accountant’s report, they expressed an opinion on your financial statements for the period from September 11, 2013 (inception) through March 31, 2014, rather than September 30, 2014. Please revise your disclosure as appropriate or explain in your response why you believe no revision is necessary.

Response: We respectfully advise the Staff that a new FASB update from August 2014 states that management has a responsibility to assess whether the Company has a going concern and should report any such concerns in the footnotes. The statement should be adopted in 2016. Early adoption is allowed. If we were to include a review report with the September statements, the report would include a paragraph on going concern. Our footnotes for the quarter ended September 30, 2014 include a footnote on our going concern. Additionally, the Company has not had any significant change in operations that would alleviate any going concern issues. Accordingly, we have revised the above risk factor to state that, based on our financial history since inception, in their report on the financial statements for the period from September 11, 2013 (inception) to March 31, 2014, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. Management believes the going concern has continued through September 30, 2014. We are a development stage company that has generated no revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

2.	Your discussion of your expenses for the three and six months ended September 30, 2013 appears to actually be a discussion of your results for the three and six months ended September 30, 2014. Please revise or explain in your response why you believe no revision is necessary.

Response: We have revised our discussion to clearly indicate that the expenses discussed are for the three and six months ended September 30, 2014 and for the period from September 11, 2013 (inception) to September 30, 2013.

3.	We note your statement that the majority of expenses incurred during the period consisted of corporate filings and start-up costs and $47,282 of in-kind contribution of services from your CEO. However, we note from your Statement of Stockholders’ Equity on page F-4 and your Statements of Cash Flows on page F-5 that you recorded $26,000 of contributed services for the six months ended September 30, 2014, and $55,400 of contributed services for the period from September 11, 2013 (inception) to September 30, 2014. Please revise your disclosure as appropriate or explain in your response why you believe no revision is necessary

Response: In response to the Staff’s comment, we have revised our discussion of expenses to indicate that a majority of the expenses incurred during the six months ended September 30, 2014 consisted of corporate filings and start-up costs and $26,000 of in-kind contribution of services from our CEO. For the period from September 11, 2013 (inception) to September 30, 2013, the in-kind contribution of services from our CEO was $3,000.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.	Please provide an updated consent of your independent accountant in the next amendment to your filing.

Response: We hereby advise the Staff that we have provided an updated consent of our independent accountant as Exhibit 23.1

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director